MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, NY 100179	MORGAN STANLEY& CO. LLC 1585 Broadway New York, NY 10036	EVERCORE GROUP L.L.C. 55 East 52nd Street New York, NY 10055
One Bryant Park New York, NY 10036

April 15, 2016

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Barros, Esq.

Re:	MGM Growth Properties LLC (the “Company”)

Registration Statement on Form S-11 (Registration No. 333-210322)

Ladies and Gentlemen:

As the representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above referenced Registration Statement will be declared effective at 4 p.m., Eastern Time, on April 19, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have distributed 4,694 copies of the Company’s Preliminary Prospectus dated April 8, 2016, through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

J.P. Morgan Securities LLC

By:	/s/ Eddy Allegaert
Name: Eddy Allegaert
Title: Managing Director

Morgan Stanley & Co. LLC

By:	/s/ Tom Boyle
Name: Tom Boyle
Title: Executive Director

Evercore Group L.L.C.

By:	/s/ Martin J. Cicco
Name: Martin J. Cicco
Title: Sr. Managing Director

[Signature Page to Acceleration Request]